Exhibit 99.3

PROMISSORY NOTE

Creditor:	KCH Stockholm AB (reg.no 556702-1885)

Debtor:	Karenslyst Årgang 2011 XXXVII AS, (org. nr. 997 403 681).

Principal:	432 755 449,59 SEK

Interest:	According to the arm’s length principle.

Due date:	The Debtor shall repay the Principal and accrued Interest annually or in full on the .

The Principal and accrued Interest will become immediately due and payable if the Creditor would enter into bankruptcy, corporate reorganization proceedings, suspend its payments or otherwise be deemed to be insolvent.

Prepayment:	The Debtor may prepay the whole or any part of the Principal and/or accrued Interest.

Delay:	Interest on overdue payment will be charged in accordance with law (i.e. the reference rate (Sw. Referensräntan) applied by the Central Bank of Sweden plus eight (8) percentage units).

Miscellaneous:	The Creditor may set-off payments due to Debtor against corresponding credits for the claims under this Promissory Note.

Governing law:	This Promissory Note shall be governed by and construed in accordance with the substantive laws of Sweden without regard to its conflict of laws principles.

Disputes:

Any dispute controversy or claim arising out of or in connection with this Promissory Note, or the breach, termination or invalidity thereof shall be finally settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The place of Arbitration will be Stockholm, Sweden and Arbitral proceeding shall be conducted in the English language.

Place:

Date:  2011-11-28

KCH Stockholm AB	Karenslyst Årgang 2011 XXXVII AS

/s/ Karl-Henry Salomonsson	/s/ Knut Solvang